FEDERATED SHORT-TERM MUNICIPAL TRUST

                              5800 Corporate Drive
                      Pittsburgh, Pennsylvania 15237-7000

                                October 24, 2006

VIA E-MAIL AND EDGAR
EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N. E.
Washington, DC  20549


     RE:  FEDERATED SHORT-TERM MUNICIPAL TRUST
           1933 Act File No. 333-137591
          1940 Act File No. 811-3181


Dear Sir or Madam:

       The following responds to your specific instruction that we furnish a written review of the responses provided to the oral comments received from the Commission's staff on October 24, 2006 with respect to the N-14 filing for the above referenced Fund filed with the Commission on September 26, 2006.


       (1) In response to your comment on the Short Term Municipal Trust Class A Shares Example the following will be added:


                                                                       1 Year 3 Years 5 Years 10 Years
FEDERATED SHORT-TERM MUNICIPAL TRUST, CLASS A SHARES

Expenses assuming redemption
                                                                       $213   $452    $711    $1,450
Expenses assuming no redemption
                                                                       $213   $452    $711    $1,450
FEDERATED LIMITED TERM MUNICIPAL FUND, CLASS A SHARES

Expenses assuming redemption
                                                                       $226   $493    $779    $1,596
Expenses assuming no redemption
                                                                       $226   $493    $779    $1,596
FEDERATED SHORT-TERM MUNICIPAL FUND, PRO FORMA COMBINED CLASS A SHARES
With Sales Charge and assuming redemption                                                     $1,450
                                                                       $213   $452    $711
With Sales Charge and assuming no redemption
                                                                       $213   $452    $711    $1,450

Without Sales Charge and assuming redemption

                                                                       $114   $356    $ 617   $1,363
Without Sales Charge and assuming no redemption

                                                                       $114   $356    $617    $1,363



Please contact Heidi Loeffert at 412.288.4827 with any questions.

                                                     Very truly yours,


                                                     /s/ Heidi Loeffert
                                                     Heidi Loeffert
                                                     Paralegal